MEMBERS MUTUAL FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

January 24, 2013

BY EDGAR
Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           MEMBERS Mutual Funds (SEC File Nos. 333-29511; 811-08261)

Dear Mr. Long:

The following serves to respond to comments received from you on January 24, 2013 regarding the most recent Rule 17g-1 filing of MEMBERS Mutual Funds (the “Trust”).  In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment:  You indicated that under Rule 17g-1, if a joint bond is used, a statement must be included in the filing which shows the amount of the single insured bond which each fund would have maintained had it not been named as an insured under a joint insured bond.

Response:  This disclosure will be added in future filings.  We had misinterpreted this requirement previously, which is why we did not include it in our prior filings; however, this data has, in the past, been presented to the Trust’s board as part of the board’s review of the fidelity bond.  As an aside, if we had included this data in our last fidelity bond filing, the relevant information would have been as follows (as an example of what we will disclose in future filings for each investment company registrant covered by the joint bond):

Fund	Fund Assets (in thousands)	Minimum Bond Amount
MEMBERS Mutual Funds	$1,004,479	$1,250,000
Ultra Series Fund	$2,990,259	$1,900,000
Madison Strategic Sector Premium Fund	$67,987	$400,000
Madison Mosaic Government Money Market	$20,101	$250,000
Madison Mosaic Equity Trust	$350,165	$750,000
Madison Mosaic Income Trust	$103,321	$525,000
Madison Mosaic Tax-Free Trust	$56,228	$400,000

*  *  *  *
    Please contact me at the telephone number listed above should you have further comments or questions.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

Cc: W. Richard Mason, CCO